UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934

For the month of March, 2005

Cameco Corporation

(Commission file No. 1-14228)

2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.
1.	Material Change Report dated March 21, 2005	3-5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 21, 2005	Cameco Corporation
By:
“Gary M.S. Chad”

Gary M.S. Chad Senior Vice-President, Governance, Legal and Regulatory Affairs, and Corporate Secretary

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company

Cameco Corporation (“Cameco”) 2121 – 11th Street West, Saskatoon, Saskatchewan S7M 1J3

Item 2 – Date of Material Change

March 16, 2005

Item 3 – News Release

The English versions and the French translation version of the news release relating to this material change were distributed by CCN Mathews through their Canadian Timely Disclosure Pack and U.S. Timely Disclosure Pack on March 16, 2005. A copy of the English version of such news release was filed on SEDAR on March 16, 2005 and is attached as Appendix “A”.

Item 4 – Summary of Material Change

Cameco has signed a toll-conversion agreement with British Nuclear Fuels plc (“BNFL”) to acquire uranium conversion services from BNFL’s Springfields plant located in the United Kingdom. Under the 10-year agreement, BNFL will annually convert a base quantity of 5 million kilograms of uranium (kgU) as UO3 to UF6 for Cameco. UF6 conversion shipments from BNFL are expected to start in mid-2006. The agreement allows Cameco to achieve a significant increase in UF6 production capacity, sales and market share by investing a small amount of capital. Cameco has secured long-term commitments for a significant volume of contracts for conversion services with utility customers to baseload this new agreement.

Item 5 – Full Description of Material Change

Please see the attached news release.

Item 6 – Reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Not applicable.

Item 7 – Omitted Information

Not applicable.

Item 8 – Executive Officer

Gary M.S. Chad Senior Vice-President, Governance, Legal and Regulatory Affairs, and Corporate Secretary

Cameco Corporation (306) 956-6303

Item 9 – Date of Report

March 21, 2005

SCHEDULE “A”

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Listed	Symbol	web site address:
TSX NYSE	CCO CCJ	www.cameco.com

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201

Cameco Signs Agreement Adding Uranium Conversion Capacity

Saskatoon, Saskatchewan, Canada, March 16, 2005 . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . .

Cameco Corporation announced today that it has signed a toll-conversion agreement with British Nuclear Fuels plc (BNFL) to acquire uranium conversion services (UF6) from BNFL’s Springfields plant in Lancashire, United Kingdom. Under the 10-year agreement, BNFL will annually convert a base quantity of 5 million kilograms of uranium (kgU) as UO3 to UF6 for Cameco.

In 2001, BNFL announced that the Springfields facility would close in 2006. This new agreement will keep the plant operating for the duration of the agreement.

Cameco currently refines uranium concentrates to UO3 at the Blind River refinery and ships this material to the Port Hope conversion facility. Both facilities are located in Ontario. Under the agreement with BNFL, Cameco will also ship UO3 from its Blind River refinery to BNFL’s conversion plant where it will be toll converted to UF6. Cameco will then deliver the UF6 to its utility customers who ultimately use it for fuel in nuclear reactors after further processing. Cameco currently has more than a quarter of the western world’s UF6 conversion capacity from its Port Hope plant.

Cameco will invest about $6 million to expand production and drum-filling facilities at its Blind River refinery and $4 million to construct drum tipping and washing facilities at BNFL’s Springfields plant. UO3 shipments from Blind River are expected to begin later this year with UF6 conversion shipments from BNFL starting in mid-2006. Cameco expects this agreement will be accretive to operating cash flow and earnings beginning in 2006.

“This agreement allows us to effectively achieve a significant increase in UF6 production capacity, sales and market share by investing a small amount of capital,” said Jerry Grandey, Cameco’s president and CEO. “At the same time, it preserves Springfields’ production capacity at a critical time in the industry and enables us to lower our unit costs by utilizing Blind River’s unused capacity.”

Historically, the Blind River refinery has not operated anywhere near full capacity since it has been limited by the capacity of Cameco’s conversion facility at Port Hope which receives essentially all of Blind River’s UO3 production.

Cameco has already secured long-term commitments for a significant volume of contracts for conversion services with utility customers to baseload this new agreement.

“Today Cameco has taken another step toward its vision to be a dominant nuclear energy company producing uranium fuel and generating clean electricity,” Grandey said.

BNFL is an international nuclear energy company based in the United Kingdom. In April 2005, ownership of the Springfields plant is scheduled to be transferred to Britain’s Nuclear Decommissioning Authority (NDA), a government agency established to take responsibility for the majority of the United Kingdom’s civil nuclear assets and liabilities.

Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.

Statements contained in this news release which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: volatility and sensitivity to market prices for uranium, electricity in Ontario and gold; the impact of the sales volume of uranium, conversion services, electricity generated and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in reserve estimates; environmental and safety risks including increased regulatory burdens; unexpected geological or hydrological conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks.

Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional information on this agreement is available in a backgrounder that is posted on Cameco’s Web site at www.cameco.com.

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Investor & media inquiries:	Alice Wong	(306) 956-6337

Investor inquiries:	Bob Lillie	(306) 956-6639

Media inquiries:	Lyle Krahn	(306) 956-6316